Exhibit 99.1

Exhibit 99.1

PRESS RELEASE

May 10, 2012

High net interest income for Eksportfinans in the first quarter of 2012

Eksportfinans performed well in the first quarter of 2012, with net interest income of NOK 375 million, which was on par with NOK 386 million for the first three months of 2011.

Market price increase of Eksportfinans’ bonds

Comprehensive income was negative NOK 9,758 million for the first quarter of 2012 due to a significant market price increase of Eksportfinans’ accumulated unrealized gains in the balance sheet, which in turn resulted in a corresponding unrealized loss in the income statement. Comprehensive income for the first three months of last year was NOK 52 million.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the Portfolio Hedge Agreement amounted to NOK 238 million in the first quarter of 2012, compared to NOK 241 million for the same period of 2011.

Business activities and organization

Eksportfinans continues to manage its existing portfolio of assets, liabilities and commitments. In addition, the Company is arranging new loans on behalf of the Ministry of Trade and Industry until a new state-owned entity, Eksportkreditt Norge AS, is expected to be in place to offer government-supported export loans from July 1, 2012.

Eksportfinans’ plan from organizational the same date was established in the first quarter of 2012. The main priority in this process was to secure the necessary skills and expertise to maintain a solid foundation for Eksportfinans’ operations o contribute with some highly qualified personnel to the new state-owned entity.

Investor conference call

On Thursday May 10, 2012, at 10 am New York / 3 pm London / 4 pm CET, Eksportfinans will hold a conference call following the release of the first quarter figures. See below for dial-in options.

EKSPORT FINANS NORWAY

Key figures:

	First quarter 2012	First quarter 2011
New loans disbursed	NOK 0.4 billion	NOK 7.1 billion
New bond debt issued	NOK 0.0 billion	NOK 12.6 billion
Total assets at end of period	NOK 187.7 billion	NOK 211.7 billion
Core capital adequacy at end of period	18.0 %	13.0 %
Capital adequacy at end of period	21.2 %	17.7 %
Net interest income	NOK 375 million	NOK 386 million
Profit/(loss) for the period	NOK (9,758) million	NOK 52 million
Profit excluding unrealized gains/losses on financial instruments and excluding losses covered by PHA	NOK 238 million	NOK 241 million

Eksportfinans' first quarter report 2012 and other financial reports are available at www.eksportfinans.no.

Conference call dial-in options:
Thursday May 10, 2012, at 10am NY / 3pm London / 4pm CET

Please join by calling:

- Norway Free Call 800 194 09
- Japan Free Call 0066 338 124 22
- Singapore Free Call 800 4411 384
- Switzerland Free Call 0800 920 007
- UK Standard International +44 (0) 1452 559 031
- USA Free Call 1866 966 9163

The call will be recorded and a replay made available.

For further information, please contact:

President and CEO Gisèle Marchand,
tel: +47 22 01 23 70 / +47 415 17 489,
e-mail: gma@eksportfinans.no

EVP Direcor of Staff Elise Lindbæk,
tel: +47 22 01 22 64 / +47 905 18 250,
e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,
tel: +47 22 01 23 05 / +47 900 92 326,
e-mail: goo@eksportfinans.no

For more information on Eksportfinans, please go to www.eksportfinans.no.

Forward looking statements

The statements contained herein constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.